Exhibit 99.1

MIX TELEMATICS LIMITED (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX Telematics”)

DEALINGS IN SECURITIES BY A DIRECTOR OF MAJOR SUBSIDIARIES OF MIX TELEMATICS

Shareholders are advised of the following information relating to dealings in securities by a director of major subsidiaries of MiX Telematics:

Name of director:	Patrick Fitzgerald
Name of subsidiary companies:	MiX Telematics Africa Proprietary Limited and MiX Telematics International Proprietary Limited
Transaction date:	15 February 2016
Class of securities:	Ordinary shares
Number of securities:	3 500
Price per security:	R2.25
Total value:	R7 875.00
Nature of transaction:	On-market sale
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Patrick Fitzgerald
Name of subsidiary companies:	MiX Telematics Africa Proprietary Limited and MiX Telematics International Proprietary Limited
Transaction date:	16 February 2016
Class of securities:	Ordinary shares
Number of securities:	9 000
Highest traded price per security:*	R2.25
Weighted average price per security:	R2.24500
Lowest traded price per security:*	R2.24
Total value:	R20 205.00
Nature of transaction:	On-market sale
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Patrick Fitzgerald
Name of subsidiary companies:	MiX Telematics Africa Proprietary Limited and MiX Telematics International Proprietary Limited
Transaction date:	17 February 2016
Class of securities:	Ordinary shares
Number of securities:	99 330
Highest traded price per security:*	R2.25
Weighted average price per security:	R2.24990
Lowest traded price per security:*	R2.24
Total value:	R223 482.57
Nature of transaction:	On-market sale
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Patrick Fitzgerald
Name of subsidiary companies:	MiX Telematics Africa Proprietary Limited and MiX Telematics International Proprietary Limited
Transaction date:	18 February 2016
Class of securities:	Ordinary shares
Number of securities:	225
Price per security:	R2.24
Total value:	R504.00
Nature of transaction:	On-market sale
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes
*Highest and lowest traded prices per security on the market on the day.

19 February 2016

Sponsor